Filed Pursuant to Rule 433
Registration No. 333-223208
April 3, 2020
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018
Equity Index Underlying Supplement dated February 26, 2018 and
Index Supplement dated April 2, 2020)

Limited Loss Notes with Upside Participation

Linked to the AI Powered US Equity Index 6

► The AI Powered US Equity Index 6 is a rules-based excess return index owned by EquBot Inc. that dynamically allocates exposure to a diversified portfolio of U.S. equities including reinvested dividends

► The AI Powered US Equity Index 6 dynamically adjusts its exposure to a diversified portfolio of U.S. equities (between 0% and 150%) on each trading day with the goal of achieving a target level of risk that is equivalent to 6% volatility

► If the AI Powered US Equity Index 6 declines, 1:1 downside exposure to any decreases in the AI Powered US Equity Index 6, subject to a Minimum Return of 90.00% of the principal at maturity

► [100% to 120%] (to be determined on the Pricing Date) uncapped upside participation in any positive return of the AI Powered US Equity Index 6

► Approximate 4 year and 9 month maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Limited Loss Notes with Upside Participation (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or Index Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-20 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $890.00 and $940.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-6 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-20 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximate 4 year and 9 month maturity
Reference Asset	The AI Powered US Equity Index 6 (Ticker: AiPEX6)
Upside Participation Rate	[100.00%-120.00%] participation in any positive Reference Return (to be determined on the Pricing Date)
Minimum Return	90.00% of the Principal Amount
Reference Return	$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Payment at Maturity per Note	**If the Reference Return is greater than 0.00%:** $1,000 + ($1,000 × Reference Return × Upside Participation Rate*). **If the Reference Return is less than or equal to 0.00% but greater than -10.00%:** $1,000 + ($1,000 × Reference Return) **If the Reference Return is less than or equal to -10.00%:** $1,000 × Minimum Return
Initial Value	The Official Closing Level of the Reference Asset on the Pricing Date
Final Value	The Official Closing Level of the Reference Asset on the Final Valuation Date
Pricing Date	April 14, 2020
Trade Date	April 14, 2020
Original Issue Date	April 17, 2020
Final Valuation Date[2]	January 14, 2025
Maturity Date[2]	January 17, 2025
CUSIP/ISIN	40438CDJ7/US40438CDJ71

The Notes

The Notes are designed for investors who believe the AI Powered US Equity Index 6 (the "Index") will appreciate over the term of the Notes.

If the Index appreciates over the term of the Notes, you will realize a return equal to [100.00%-120.00%] (to be determined on the Pricing Date) of the Index appreciation. Should the Reference Asset decline you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the Initial Value, subject to a maximum loss of -10% of principal at maturity.

Key Features of AiPEX6



Informational Advantage: AiPEX6 is the first and only index to use IBM Watson's unique insights to continuously learn and analyze millions of pieces of traditional and non-traditional data each day.



Equity Selection: Applying what it has learned, AiPEX6 objectively evaluates and scores each of the 1,000 largest U.S. publicly traded companies in order to find those whose stock prices are poised for growth and rebalances its portfolio monthly.



Risk Control: In an attempt to provide steady returns at a reduced risk for the investor, AiPEX6 targets a daily volatility level of 6%.

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[1]As more fully described on page FWP-4.
[2]Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.
*To be determined on the Pricing Date and will be between 100.00% and 120.00%.

Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes assuming an Upside Participation Rate of 100% (1.00x) (to be determined on the Pricing Date) and reflecting a 1:1 downside exposure to any decreases in the Reference Asset, subject to a Minimum Return of 90.00% of principal at maturity.

Reference Return	Participation in Reference Return	Return on the Notes
5.00%	1.00x upside exposure	5.00%
-5.00%	1:1 downside exposure	-5.00%
-15.00%	Minimum Return of 90.00% of the Principal Amount	-10.00%

Information Relating to the Reference Asset

About AiPEX6[1]

► AiPEX6 is a rules-based excess return index owned by EquBot Inc. that dynamically allocates exposure to a diversified portfolio of U.S. equities including reinvested dividends.

► The portfolio is adjusted each month according to EquBot's rules-based equity strategy with IBM Watson®, using artificial intelligence techniques to process market signals with the aim of selecting companies with the best potential for future price appreciation.

► AiPEX6's exposure to the underlying portfolio may vary between 0% and 150% in order to achieve a target volatility of 6%.

► AiPEX6 is an excess return index and reflects the return of the portfolio less the cost of financing. AiPEX6 is subject to a maintenance fee of 0.85% per annum, deducted daily.

AiPEX6 Equity Selection Process[1]







1. Score → **2. Select** → **3. Diversity**

Scores for the 1,000 largest U.S. companies are calculated based on:
- **Financial Health Score** - evaluates a company's fundamentals and key figures;
- **Management Score** - assesses a company's management strength and thought leadership; and
- **News and Information Score** - measures a company's market sentiment, economic, and geopolitical risks.

Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio.

Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores (subject to diversification and market liquidity limits).

[1] For more information about the Reference Asset and the AI Powered US Equity Base Index (TR) (the "Base Index"), see the accompanying Index Supplement.

Hypothetical and Historical Performance of the Reference Asset



The graph above illustrates the hypothetical back-tested performance of the performance of the Reference Asset from March 1, 2010 through November 18, 2019 and the historical performance of the Reference Asset from November 19, 2019 to March 31, 2020. The same selection criteria and methodology were used to calculate both the historical and the hypothetical back-tested performance of the Reference Asset and the AI Powered US Equity Base Index (TR) (the "Base Index"). The hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Reference Asset was not actually calculated and published prior to November 19, 2019. The hypothetical back-tested data for the Reference Asset cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested data for the Reference Asset, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual performance of the Reference Asset would have been had the Reference Asset been in existence or in forecasting future Index performance. The actual Index performance from November 19, 2019 to March 31, 2020 is based on information that we obtained from Bloomberg Professional® service. Any hypothetical or actual historical is not necessarily an indication of future results.

HSBC USA Inc.
Limited Loss Notes with Upside Participation

Linked to the AI Powered US Equity Index 6

This document relates to a single offering of Limited Loss Notes with Upside Participation. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and Index Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or Index Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the AI Powered US Equity Index 6 (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The AI Powered US Equity Index 6 (Ticker: AiPEX6)
	The Reference Asset is an excess return index which is dynamically exposed to the AI Powered US Equity Base Index (TM) (the "Base Index"), a total return index which provides exposure to a portfolio of U.S. large- and mid-cap equity securities chosen from the constituents of the Solactive US Large & Mid Cap Index based on artificial intelligence techniques.
Trade Date:	April 14, 2020
Pricing Date:	April 14, 2020
Original Issue Date:	April 17, 2020
Final Valuation Date:	January 14, 2025, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be January 17, 2025. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Upside Participation Rate:	[100.00%-120.00%] (to be determined on the Pricing Date)
Minimum Return:	90.00% of the Principal Amount
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Final Settlement Value:	***If the Reference Return is greater than 0.00%,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:
	$1,000 + ($1,000 × Reference Return × Upside Participation Rate*).
	*To be determined on the Pricing Date and will be between 100.00% and 120.00%.
	If the Reference Return is less than or equal to 0.00% but greater than -10.00%, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:
	$1,000 + ($1,000 × Reference Return)
	If the Reference Return is less than or equal to -10.00%, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:
	$1,000 × Minimum Return
	You will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Initial Value, subject to the Minimum Return. You should be aware that if the Reference Return is negative, you will lose some (up to 10.00%) of your investment.

Initial Value:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Value:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40438CDJ7/US40438CDJ71
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018, the Equity Index Underlying Supplement dated February 26, 2018 and the Index Supplement Dated April 2, 2020. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or Index Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and Index Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The Index Supplement at : https://www.sec.gov/Archives/edgar/data/83246/000110465920042638/tm2014248d27_424b3.htm

- The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

- The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

- The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than 0.00%, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate*).

*To be determined on the Pricing Date and will be between 110.00% and 120.00%.

If the Reference Return is less than or equal to 0.00% but greater than -10.00%, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return)

If the Reference Return is less than or equal to -10.00%, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 × Minimum Return

You will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Initial Value, subject to the Minimum Return. You should be aware that if the Reference Return is negative, you will lose some (up to 10.00%) of your investment.

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

Solactive AG is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

► You seek an investment with a return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase over the term of the Notes.

► You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Initial Value, subject to the Minimum Return, resulting in a potential loss of principal of up to 10.00%.

► You understand the Reference Asset and the risks associated with an investment linked to the Reference Asset.

► You understand that the performance of the Index is directly linked to the performance of the Base Index and indirectly linked to the performance of the underlying constituents of the Base Index, and that such underlying constituents will be chosen based on projected future prices calculated based on artificial intelligence techniques which may not accurately predict future performance.

► You understand that the Index may have reduced or no exposure to the Base Index during periods of increased volatility.

► You understand that the performance of the Index is negatively affected by the daily deduction of a fee of 0.85% per annum and is negatively adjusted based on the ICE LIBOR USD 3 Month interest rate (or any successor rate).

► You are comfortable with the fact that the Index is an excess return index and reflects the return of the selected portfolio (including the reinvested dividends of the ETF constituents) less the cost of financing the portfolio (ICE LIBOR USD 3 month).

► You understand and accept that the Base Index allocation to the eligible constituents will be subject to a cap and any excess weight will be allocated to the to the iShares® 1-3 Year Treasury Bond ETF and that if the artificial intelligence models used by the Base Index to select constituents are discontinued, the SPDR® S&P 500® ETF will be the sole underlying constituent of the Base Index.

► You are willing to forgo dividends or other distributions paid to holders of the underlying constituents included in the Base Index.

► You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

► You do not seek current income from your investment.

► You do not seek an investment for which there is an active secondary market.

► You are willing to hold the Notes to maturity.

► You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

► You believe the Reference Return will be negative or that Upside Participation Rate will not be sufficiently positive to provide you with your desired return.

► You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Initial Value, subject to the Minimum Return, resulting in a potential loss of principal of up to 10.00%.

► You do not understand the Reference Asset and the risks associated with an investment linked to the Reference Asset.

► You do not understand or do not accept that the performance of the Index is directly linked to the performance of the Base Index and indirectly linked to the performance of the underlying constituents of the Base Index, and that such underlying constituents will be chosen based on projected future prices calculated based on artificial intelligence techniques which may not accurately predict future performance.

► You do not understand or do not accept that the Index may have reduced or no exposure to the Base Index during periods of increased volatility.

► You do not understand or do not accept that the performance of the Index is negatively affected by the daily deduction of a fee of 0.85% per annum and is negatively adjusted based on the ICE LIBOR USD 3 Month interest rate (or any successor rate).

► You are not comfortable with the fact that the Index is an excess return index and reflects the return of the selected portfolio (including the reinvested dividends of the ETF constituents) less the cost of financing the portfolio (ICE LIBOR USD 3 month).

► You do not understand or do not accept that the Base Index allocation to the eligible constituents will be subject to a cap and any excess weight will be allocated to the to the iShares® 1-3 Year Treasury Bond ETF and that if the artificial intelligence models used by the Base Index to select constituents are discontinued, the SPDR® S&P 500® ETF will be the sole underlying constituent of the Base Index.

► You prefer to receive dividends or other distributions paid to the holders of the Reference Asset or the components included in the Reference Asset.

► You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

► You seek current income from your investment.

► You seek an investment for which there will be an active secondary market.

► You are unable or unwilling to hold the Notes to maturity.

► You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying, prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

► "— Risks Relating to All Note Issuances" in the prospectus supplement; and

► "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Final Value from the Initial Value, subject to the Minimum Return of 90.00% of the Principal Amount. Accordingly, if the Reference Return is less than the Initial Value, your Payment at Maturity will be less than the Principal Amount of your Notes. You may lose some (up to 10.00%) of your investment at maturity if the Reference Return is negative.

The amount payable on the Notes is not linked to the value of the Reference Asset at any time other than on the Final Valuation Date.

The Final Value will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than the Initial Value, the Payment at Maturity may be less than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual value of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Value, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Changes that affect a Reference Asset may affect the value of a Reference Asset and the market value of the Notes and the amount you will receive on the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of a Reference Asset concerning additions, deletions and substitutions of the components included in a Reference Asset, and the manner in which the reference sponsor takes account of certain changes affecting those components, may affect the value of a Reference Asset. The policies of the reference sponsor with respect to the calculation of a Reference Asset could also affect the value of a Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of a Reference Asset. Any such actions could affect the value of a Reference Asset and the value of and the return on the Notes.

You will not have any ownership interest in the stocks included in a Reference Asset.

As a holder of the Notes, you will not have any ownership interest in the stocks included in a Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in a Reference Asset.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 7 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax treatment.

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Risks Relating to the Reference Asset

The strategy tracked by the Reference Asset and the Base Index and the views implicit in the Reference Asset and the Base Index are not guaranteed to succeed.

The strategies tracked by the Reference Asset and its underlying index, the AI Powered US Equity Base Index (the "Base Index"), are not guaranteed to be successful. It is impossible to predict whether and the extent to which the Reference Asset, the Base Index or the underlying constituents of the Base Index will yield positive or negative results. The Reference Asset adjusts its exposure to the Base Index based on historical economic relationships which may not hold true in the future. You should seek your own advice as necessary to assess the Reference Asset, the Base Index and their respective strategies.

The Reference Asset dynamically adjusts its exposure to the Base Index (between 0% and 150%) on each trading day with the goal of achieving 6% volatility (the "Volatility Target"). Adjustments are based on two measures of the realized volatility of the Base Index: a 1 month volatility measure and a 3 month volatility measure, subject to the maximum exposure of 150%. By seeking to maintain volatility approximately equal to the Target Volatility, the Reference Asset may underperform an alternative strategy that seeks to maintain a higher or lower volatility or an alternative strategy that does not seek to maintain a level volatility.

The Reference Asset and the Base Index are purely notional.

The exposure to the underlying constituents is purely notional and will exist solely in the records maintained by or on behalf of Solactive AG. Although the Base Index may also be referred as the "portfolio", the "underlying portfolio" or other similar terms, there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the underlying assets that are referenced by the Reference Asset or the Base Index.

If the market values of the underlying constituents change, the level of the Base Index and therefore the level of the Reference Asset and the market value of your Notes may not change in the same manner.

Owning the Notes is not the same as owning each of the underlying constituents. Accordingly, changes in the market values of the underlying constituents may not result in a comparable change in the level of the Reference Asset or the market value of your Notes.

There are no dividend payments or voting rights.

As a holder of the Notes, you will not have voting rights or rights to receive cash dividend or other distributions or other rights as would holders of the stocks included in the Base Index.

The Reference Asset and the Base Index were recently launched and have limited operating history.

The Reference Asset was launched on November 19, 2019 and therefore has limited historical performance. The Base Index has also recently launched and has similarly limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Reference Asset, which may make it difficult for you to evaluate the historical performance of the Reference Asset and make an informed investment decision than would be the case if the Reference Asset and the Base Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the Reference Asset and the Base Index provided in this document refers to simulated performance data created by applying the Reference Asset and the Base Index's calculation methodologies to historical prices of the underlying constituents and the reference rate. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the Reference Asset prior to November 19, 2019 cannot fully reflect the actual results that would have occurred had the Reference Asset actually been calculated during that period, and should not be relied upon as an indication of the Reference Asset's future performance. Because of the lack of actual historical performance data, your investment in the Notes may involve a greater risk than investing in a security or other instrument linked to one or more indices with an established record of performance.

Historical levels are not an indication of future performance.

You should note that historical levels, fluctuations and trends of the Reference Asset, the Base Index, the underlying constituents of the Base Index and the reference rate are not necessarily indicative of future levels. Any historical upward or downward trend is not an indication that the Reference Asset, the Base Index, any applicable underlying constituent or the reference rate, as applicable, is more or less likely to increase or decrease at any time, and you should not take historical levels as an indication of future performance.

The Reference Asset may not approximate the Target Volatility.

No assurance can be given that the Reference Asset will maintain a realized volatility that approximates the Target Volatility, and the actual realized volatility of the Reference Asset may be greater or less than the Target Volatility. The Reference Asset seeks to maintain a realized volatility approximately equal to the Target Volatility of 6% by rebalancing its exposures to the Base Index on each day based on two measures of realized volatility. However, there is no guarantee that trends exhibited by any such measures will continue in the future. The volatility of a portfolio on any day may change quickly and unexpectedly. Accordingly, the actual realized volatility of the Reference Asset on a daily basis may be greater than or less than the Target Volatility, which may adversely affect the level of the Reference Asset.

The volatility-targeting feature may cause the Reference Asset to perform poorly during certain market conditions.

The Reference Asset allocates exposure to the Base Index based on two measures of realized volatility. Realized volatility is not the same as implied volatility, which is an estimation of future volatility, and may better reflect market volatility expectation. Because exposure is adjusted based on historic levels and trends, the Reference Asset may not meaningfully reduce its exposure to the Base Index until a down-turn has already occurred, and by the time reduced exposure does take effect, the recovery may have already begun. In addition, the volatility-targeting feature will result in reduced exposure even when the Base Index is performing positively and, consequently, may result in underperformance in rising equity markets.

The Reference Asset varies its exposure to the Base Index. As a result, exposure to the Base Index may be limited and the performance of the Reference Asset may be adversely affected.

The Reference Asset, on each day on which it is calculated, adjusts its exposure to the Base Index in an attempt to maintain a historical volatility approximately equal to the Target Volatility. If the exposure to the Base Index is less than 100%, the Reference Asset's exposure to the Base Index will be reduced prior to the deduction of maintenance fee of 0.85% per annum. The Reference Asset's exposure to the Base Index may be reduced even if it is performing favorably. As a result, the Reference Asset may underperform a similar index that does not include similar daily adjustment.

The performance of the Reference Asset will be reduced by the performance of the reference rate and the embedded fees.

The Reference Asset is an excess return index. The return of the Reference Asset is determined by reference to the performance of the Base Index (as adjusted based on the applicable exposure) in excess of the performance of a reference rate, the USD 3-month LIBOR rate (or any successor rate). The level of the Reference Asset also reflects an embedded index fee of 0.85% per annum. The performance of the reference rate and the embedded fees will offset, in whole or in part, any positive performance and increase any negative performance of the Base Index. As a result, any return on the Reference Asset may be reduced or eliminated. When the Reference Asset's exposure to the Base Index is less than 100%, the negative effect of the embedded fees will be magnified, and the return on the Reference Asset may be negative even while the level of the Base Index increases.

ICE LIBOR USD 3 Month may be volatile and will be affected by a number of factors.

ICE LIBOR USD 3 Month is subject to volatility due to a variety of factors, including but not limited to:

- ► interest and yield rates in the market,

- ► changes in, or perceptions, about the future level of LIBOR,

- ► general economic conditions,

- ► policies of the Federal Reserve Board regarding interest rates,

- ► supply and demand among banks in London for U.S. dollar-denominated deposits with relevant term,

- ► sentiment regarding underlying strength in the U.S. and global economies,

- ► expectations regarding the level of price inflation,

- ► sentiment regarding credit quality in the U.S. and global credit markets,

- ► central bank policy regarding interest rates,

- ► inflation and expectations concerning inflation,

- ► performance of capital markets,

► geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect LIBOR, and the time remaining to the maturity of the notes.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors.

It is unclear how changes in the method for determining the ICE LIBOR USD 3 Month may affect the value of the Notes.

On September 28, 2012, the U.K. Government requested a review of LIBOR to address concerns about the accuracy of its calculation (the "Wheatley Review"). Based on the Wheatley Review, the U.K. Financial Services Authority published final rules for the U.K. Financial Conduct Authority's (the "FCA") regulation and supervision of LIBOR (the "FCA Rules") that took effect on April 2, 2013. In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, ICE Benchmark Administration Limited was appointed as the independent LIBOR Administrator, effective February 1, 2014. On July 27, 2017, the Chief Executive of the FCA, which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere prior to the potential cessation of the publication of LIBOR in 2021, which may adversely affect the trading market for instruments referencing LIBOR or other measures that derive their value, in whole or in part, by reference to LIBOR, including the Reference Asset and the Notes.

If and when ICE LIBOR USD 3 Month ceases to be published, Solactive AG will choose a replacement rate.

If, as discussed above, LIBOR ceases to be published in 2021, Solactive AG will, pursuant to the Reference Asset methodology, choose an industry-accepted substitute or successor replacement rate. If, in Solactive AG's sole discretion, there is no such replacement rate, it will estimate ICE LIBOR USD 3 Month until such time as an industry-accepted substitute or successor rate becomes available.   There can be no assurances that a replacement rate for ICE LIBOR USD 3 Month may not adversely affect the level of the Reference Asset and the value of the Notes.

Solactive AG administers, calculates and publishes the Reference Asset and the Base Index.

Solactive AG has the authority to determine whether certain events affecting the Reference Asset or the Base Index have occurred including, but not limited to, events affecting the reference rate or the underlying equity constituents of the Base Index.

Potential investors in any financial instrument of which the Reference Asset or the Base Index is an underlying need to be aware that any determination or calculation made by Solactive may affect the level of the Reference Asset or the Base Index, as applicable, and, as appropriate, the performance of any instruments linked to the performance of the Reference Asset or the Base Index. Solactive AG has no obligation to consider the interest of investors in any such instruments, including the Notes, when making any determination or calculation. Such discretion in the decisions taken by Solactive AG (in the absence of manifest or proven error) are binding on all investors and holders of such instruments, including the Notes.

We and are affiliates are not affiliated with Solactive AG.

We or our affiliates are not affiliated with any of the Solactive AG. We have not made and will not make any independent investigation as to the adequacy or completeness of the information about the Reference Asset, the Base Index or any underlying constituent. You should make your own investigation into the Reference Asset and the Base Index.

Changes affecting the Base Index could have an adverse effect on the level of the Reference Asset.

The policies of Solactive AG with respect to the calculation of and adjustments to the Base Index may adversely affect the level of the Reference Asset. Solactive AG may discontinue or suspend calculation or dissemination of the Base Index or modify the methodology of the Base Index at any time. Solactive AG may also substitute any stock with a successor stock on account of extraordinary events, corporate events, market disruption events, a merger, a takeover bid, a delisting, insolvency or the nationalization of a company. Any such actions may have an adverse effect on the level of the Base Index, and therefore on the level of the Reference Asset, and/or could result in adjustments to the Reference Asset.

Changes that affect the Reference Asset or the Base Index may affect the market value of the Notes and the amount you will receive at maturity.

The policies of Solactive AG concerning additions, deletions and substitutions of the constituents included in the Base Index and the manner in which Solactive AG takes account of certain changes affecting those constituents may affect the level of the Base Index and, therefore, the Reference Asset. The policies of Solactive AG with respect to the calculation of the Reference Asset and the Base Index could also affect the level of the Reference Asset. Solactive AG may discontinue or suspend calculation or dissemination of the Base Index or the Reference Asset at any time. Any such actions could affect the value of the Notes and their return.

The Base Index selects and weights its underlying constituents based on artificial intelligence models; the strategies and views implicit in such models and in the Base Index are not guaranteed to succeed.

The strategy of the artificial intelligence models, and therefore the Base Index, is not guaranteed to be successful. It is impossible to predict whether and the extent to which any underlying constituents of the Base Index will yield positive or negative results. The artificial intelligence models evaluate the underlying constituents, and the Base Index selects and weights the underlying constituents, based on historical data which may not reflect future performance. You should seek your own advice as necessary to assess the Base Index and the underlying artificial intelligence models.

The method by which the Base Index reweights the underlying constituents and the reallocation period may negatively affect the level of the Base Index.

The underlying constituents are reviewed and the Base Index is rebalanced monthly. At the end of each month, the artificial intelligence models are used to recalculate the artificial intelligence scores for each eligible constituent, and these scores are used by Solactive AG to select and weight the underlying constituents, subject to pre-determined constraints. The weight of each underlying constituent selected from the eligible constituents is subject to a cap (equal to 7.50% unless a lower cap is applicable based on the liquidity of such underlying) and any excess weight is allocated to the iShares® 1-3 Year Treasury Bond ETF (the "ETF Constituent"). The allocation rules, including the cap, will be followed even where they limit the Base Index's exposure to positively performing underlying constituents or increase the Base Index's exposure to negatively performing underlying constituents, and may result in lower returns on the Base Index.

The artificial intelligence models attempt to estimate the future price of each eligible constituent over a 1-month time horizon, relative to its current price. There is no way to determine whether any future price will actually be achieved or if any projected growth will occur before the next monthly rebalancing. Additionally, an eligible constituent that was predicted to perform poorly may outperform those which were selected for inclusion in the Base Index. The level of the Base Index may be adversely affected if the underlying constituents do not perform as the artificial intelligence models predict.

Any changes to the underlying constituents and their relative weights are made over a 5 trading day period. This delay between the observed values and the following reallocation may negatively affect the ability of the Base Index to implement its strategy and the return on the Base Index.

Correlation of performances among the underlying constituents may reduce the performance of the Base Index and, therefore, the Reference Asset and your Notes.

Performances of the underlying constituents may become highly correlated from time to time including, but not limited to, a period in which there is a substantial decline in a particular sector in which underlying constituents are included. High correlation during periods of negative return among a particular group of underlying constituents could have an adverse effect on the Base Index and, therefore, the Reference Asset and your Notes.

Changes in the value of the underlying constituents may offset each other.

The Base Index is linked to the performance of the underlying constituents. The positive performance of certain underlying constituents may be moderated by the less positive or negative performance of other underlying constituents. Declines in the level of underlying constituents that have a higher percentage weighting in the Base Index at any time will result in a greater decrease in the level of the Base Index and, therefore the Reference Asset and the value of your Notes.

The Base Index is exposed to equity risk, including from mid-capitalization companies.

The Base Index is linked to the performance of the underlying constituents, which include U.S. large-capitalization and mid-capitalization stocks. The level of the Base Index can rise or fall sharply due to factors specific to the underlying constituents, such as stock price volatility, earnings and financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions.

Furthermore, as the underlying constituents include mid-capitalization stocks, the return on the Base Index is also subject to additional risks as these companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. Stock prices of mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of mid-capitalization companies may be thinly traded, making it difficult for the Base Index to track them. In addition, mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

Changes in U.S. Treasury rates and the perceived creditworthiness of the United States may affect the level of the Base Index.

Because the value of the Base Index is linked, in part, to the ETF Constituent which tracks the value of U.S. Treasury bonds, changes in U.S. Treasury rates may affect the level of the Base Index. The price of U.S. Treasury bonds are significantly influenced by the creditworthiness of the United States. Any perceived decline in the creditworthiness of United States, as a result of a credit rating downgrade or otherwise, may cause the yield on the relevant underlying bonds to increase and the prices of such underlying bonds to fall, perhaps significantly, and may cause increased volatility in local or global credit markets. Any such decline would adversely impact the prices of the U.S. Treasury bonds tracked by the ETF Constituent and, accordingly, the level of the Base Index.

The level of the Base Index, and therefore the Reference Asset, may be determined by reference to the SPDR® S&P 500® ETF ("SPY") if the artificial intelligence models become unavailable.

In the event that EquBot Inc., the provider of the artificial intelligence models, no longer provides the applicable artificial intelligence scores with respect to the eligible constituents, the shares of SPY will be selected as the sole underlying constituent of the Base Index with a weight of 100%. In such an event, the value of the Base Index, and therefore the Reference Asset, will be determined by reference to SPY. SPY seeks to track the performance, before fees and expenses, of the S&P 500® Index. The SPY is passively managed and will not attempt to select or adjust its exposure amongst the large-cap U.S. equities included in the S&P 500® Index based on any projected performance factor or other market analysis.

Our or our affiliates' business activities relating to the underlying constituents may create conflicts of interest with you.

We or our affiliates, at the time of any offering of the Notes or in the future, may engage in business with any company whose stocks or securities are included among the underlying constituents, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we or our affiliates may receive information about those companies that we will not divulge to you or other third parties. We or our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your Notes. Any of these activities may affect the market value of the Notes. Any prospective purchaser of the Notes should undertake an independent investigation of the Reference Asset and the Base Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The selection of an index does not reflect any investment recommendations from us.

Risks Associated with any Base Index Allocation to the ETF Constituent or the SPY

An ETF and its Underlying Index are different.

The performance of an ETF, including the ETF Constituent and the SPY, may not exactly replicate the performance of its underlying index, because the ETF will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the ETF or due to other circumstances. An ETF may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

ETFs are subject to management risk.

The ETF Constituent and SPY are not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the ETF Constituent and SPY, utilizing a "passive" or indexing investment approach, attempt to approximate the investment performance of the its underlying index by investing in a portfolio of securities that generally replicate its applicable underlying index. Therefore, unless a specific security is removed from its underlying index, the ETF Constituent and SPY generally would not sell a security because the security's issuer was in financial trouble. In addition, the ETF Constituent and SPY are subject to the risk that the applicable investment strategy of its investment advisor may not produce the intended results.

The performance and market value of an ETF during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of that ETF.

During periods of market volatility, securities underlying an ETF may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that ETF and the liquidity of the ETF may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of that ETF. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of an ETF. As a result, under these circumstances, the market value of shares of an ETF may vary substantially from the net asset value per share of that ETF. For all of the foregoing reasons, the performance of an ETF may not correlate with the performance of its underlying index as well as the net asset value per share of the ETF, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

The trading prices of ETFs may be affected by limited liquidity and management events.

Although the ETF Constituent and SPY are listed for trading and a number of similar products have been traded on the same and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the ETFs or that there will be liquidity in the trading market. A lack of liquidity in the trading market for an ETF may have a negative effect on the market price of the shares of that ETF and, consequently, the value of the Notes.

In addition, the ETFs are subject to management risk, which is the risk that the applicable investment adviser's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the ETFs, and consequently, the value of the Notes.

Our or our affiliates' business activities relating to the underlying constituents may create conflicts of interest with you.

We or our affiliates, at the time of any offering of the Notes or in the future, may engage in business with any company whose stocks or securities are included among the underlying constituents, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we or our affiliates may receive information about those companies that we will not divulge to you or other third parties. We or our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your Notes. Any of these activities may affect the market value of the Notes. Any prospective purchaser of the Notes should undertake an independent investigation of the Reference Asset and the Base Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The selection of an index does not reflect any investment recommendations from us.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Final Value. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value used in the table and examples below is not expected to be the actual Initial Value of the Reference Asset. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Value: 1,000.00

▶ Hypothetical Upside Participation Rate: 100%

▶ Minimum Return 90.00%

The hypothetical Initial Value of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of the Reference Asset. The actual Initial Value of the Reference Asset will be determined on the Pricing Date.

*To be determined on the Pricing Date and will be between 100.00% and 120.00%.

Hypothetical Final Value	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
2,000.00	100.00%	$2,000.00	100.00%
1,800.00	80.00%	$1,800.00	80.00%
1,600.00	60.00%	$1,600.00	60.00%
1,400.00	40.00%	$1,400.00	40.00%
1,300.00	30.00%	$1,300.00	30.00%
1,200.00	20.00%	$1,200.00	20.00%
1,150.00	15.00%	$1,150.00	15.00%
1,100.00	10.00%	$1,100.00	10.00%
1,050.00	5.00%	$1,050.00	5.00%
1,020.00	2.00%	$1,020.00	2.00%
1,010.00	1.00%	$1,010.00	1.00%
1,000.00	**0.00%**	**$1,000.00**	**0.00%**
990.00	-1.00%	$990.00	-1.00%
980.00	-2.00%	$980.00	-2.00%
950.00	-5.00%	$950.00	-5.00%
930.00	-7.00%	$930.00	-7.00%
900.00	-10.00%	$900.00	-10.00%
800.00	-20.00%	$900.00	-10.00%
700.00	-30.00%	$900.00	-10.00%
600.00	-40.00%	$900.00	-10.00%
500.00	-50.00%	$900.00	-10.00%
200.00	-80.00%	$900.00	-10.00%
0.00	-100.00%	$900.00	-10.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The value of the Reference Asset increases from the Initial Value of 1,000.00 to a Final Value of 1,050.00.

Reference Return:	5.00%
Final Settlement Value:	**$1,050.00**

Because the Reference Return is positive, the Final Settlement Value would be $1,050.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 100%)

= $1,050.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the hypothetical Upside Participation Rate of 100% when the Reference Asset appreciates.

Example 2: The value of the Reference Asset decreases from the Initial Value of 1,000.00 to a Final Value of 950.00.

Reference Return:	-5.00%
Final Settlement Value:	**$950.00**

Because the Reference Return is less than zero but greater than -10.00%, and therefore not subject to the Minimum Return, the Final Settlement Value would be $950.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × -5.00%)

= $950.00

Example 3: The value of the Reference Asset decreases from the Initial Value of $1,000.00 to a Final Value of $600.00.

Reference Return:	-40.00%
Final Settlement Value:	**$900.00**

Because the Reference Return is less than -10.00%, and therefore subject to the Minimum Return, the Final Settlement Value would be $900.00 per $1,000 Principal Amount, calculated as follows:

$1,000 × Minimum Return

= $1,000 × 90.00%

= $900.00

Examples 2 and 3 show that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond the Initial Value, subject to the Minimum Return. **You will lose some (up to 10.00%) of your investment.**

DESCRIPTION OF THE REFERENCE ASSET

This document is not an offer to sell and is not an offer to buy interests in the Reference Asset or any of the ETFs included in the Reference Asset. All disclosures contained in this document regarding the Reference Asset, including its make-up, method of calculation and changes in its components, are derived from publicly available information. This description of the Reference Asset is qualified in its entirety by the full description in its methodology, which is available at https://www.solactive.com/wp-content/uploads/2019/11/AI-Powered-Equity-Index-6-USD-Excess-Return.pdf. The methodology of the Reference Asset is not incorporated in, or part of, this document.

The Reference Asset is an excess return index which is dynamically exposed to the AI Powered US Equity Base Index (TR) (the "Base Index"). The Reference Asset is owned by EquBot Inc. and administered, calculated and published by Solactive AG. The Reference Asset follows a rules-based strategy that provides leveraged exposure (between 0-150%) to the Base Index based on a volatility control mechanism that seeks to control the volatility of the Reference Asset at or near a pre-determined target of 6%. The level of the Reference Asset is calculated net of the interest component, which is based on the USD 3-month LIBOR rate, and a fee of 0.85% per annum.

For more information about the Reference Asset and the Base Index, see the accompanying Index Supplement.

Historical Performance

The following graph illustrates the hypothetical back-tested performance of the performance of the Reference Asset from March 1, 2010 through November 18, 2019 and the historical performance of the Reference Asset from November 19, 2019 to March 31, 2020. The same selection criteria and methodology were used to calculate both the historical and the hypothetical back-tested performance of the Reference Asset and the AI Powered US Equity Base Index (TR) (the "Base Index").The hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Reference Asset was not actually calculated and published prior to November 19, 2019. The hypothetical back-tested data for the Reference Asset cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested data for the Reference Asset , all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual performance of the Reference Asset would have been had the Reference Asset been in existence or in forecasting future Index performance. The actual Index performance from November 19, 2019 to March 31, 2020 is based on information that we obtained from Bloomberg Professional® service.



The hypothetical and historical values of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the Reference Asset on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document, except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the Reference Asset, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Mayer Brown LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes —Contingent Notes," in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 1.41% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,068.85 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2020	$9.97
2021	$14.24
2022	$14.44
2023	$14.64
2024	$14.85
2025	$0.70

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon the actual term of the Notes and market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 10th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

You should only rely on the information contained in this document, the accompanying Index Supplement, Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying Index Supplement, Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying Index Supplement, Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying Index Supplement, Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$
Limited Loss Notes with Upside Participation Linked to the AI Powered US Equity Index 6

April 3, 2020

Free Writing Prospectus